Exhibit 99.1

Burning Rock Announces Receipt of Notification from NASDAQ

GUANGZHOU, China, January 4, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“NASDAQ”) dated December 29, 2023, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in NASDAQ Listing Rule 5450(a)(1). The NASDAQ notification letter has no current effect on the listing or trading of the Company’s securities on NASDAQ.

Pursuant to the NASDAQ Listing Rules 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until June 26, 2024, to regain compliance with NASDAQ’s minimum bid price requirement. If at any time during the compliance period the Company’s closing bid price is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by June 26, 2024, subject to the determination by the staff of NASDAQ, the Company may be eligible for an additional 180-day compliance period.

The Company’s business operations are not affected by the NASDAQ notification letter. The Company intends to monitor the closing bid price of its ADSs between now and June 26, 2024 and will take all reasonable measures in order to regain compliance with the NASDAQ minimum bid price requirement.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to Guard Life via Science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) NGS-based cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: www.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com